Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com
May 21, 2025

Re:	Klarna Group plc Registration Statement on Form F-1 Filed March 14, 2025 File No. 333-285826
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo Christian Windsor Lory Empie Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1, filed with the Commission on March 14, 2025 (the “Registration Statement”) contained in the Staff’s letters dated March 21, 2025 and April 11, 2025. The Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) concurrently with this letter. We also bring to the Staff’s attention that Amendment No. 1 has been updated to include the interim condensed consolidated financial statements of the Company and its consolidated subsidiaries as of, and for the three months ended, March 31, 2025.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Registration Statement.
March 21, 2025 Letter
Registration Statement on Form F-1
Regulatory Capital Requirements, page 155
1.    We note your presentation of capital adequacy information on a consolidated basis within the table on page 156. Please address the following:
•Revise to include information for each period end presented and discuss any material related trends or changes between the periods.

•Revise to disclose the relevant regulatory minimum requirements to present your performance and compliance in relation to the minimum requirements.
•Revise to include capital adequacy and any other material regulatory requirements for each relevant entity if material to an understanding of any relevant risks.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 on pages 164-165 to provide information for each period presented, including the presentation of applicable minimum capital and liquidity requirements as well as the Company’s calculation of its performance against such requirements, to allow prospective investors to more readily understand the Company’s capital and liquidity position. The Company further respectfully submits that while the Company’s amount of own funds, high-quality liquid assets and available stable funding have fluctuated over the periods presented, they at all times remained significantly above the applicable regulatory requirements. In addition, as discussed in Amendment No. 1 on page 165, such fluctuations were mostly driven by the Company’s discretionary capital allocation decision and its net loss/income for the period rather than by broader macroeconomic trends not already discussed in the Registration Statement, fundamental changes in the Company’s business model, or new or revised regulatory requirements. Accordingly, the Company does not believe that there are additional material related trends or changes between the periods presented beyond those mentioned above or otherwise discussed elsewhere in the Registration Statement that would be helpful to prospective investors to further understand the Company’s results of operations, financial condition and future prospects or its ability to continue to meet its regulatory requirements.
The Company further respectfully submits that it has presented such capital adequacy and liquidity information on a consolidated basis, which is reflective of how the Company presents such information in its Risk Management and Capital Adequacy Reports (“Pillar 3 Reports”). The Company believes that there are no material differences between regulatory requirements applicable to Klarna Holding and Klarna Bank or each entity’s compliance therewith that would be relevant to the understanding of any relevant risks. As noted in the Registration Statement, Klarna Bank is the Company’s main operating subsidiary and is responsible for substantially all deposits and other funding (e.g., wholesale market funding) raised by the Company. In addition, both Klarna Holding and Klarna Bank have in the past remained, and are expected to remain, significantly above any applicable regulatory requirements, including by comparison to other major Nordic banks. Accordingly, the Company does not believe that presenting such capital adequacy and other regulatory requirements separately for Klarna Holding and Klarna Bank would be helpful to prospective investors in the Company’s ordinary shares, particularly that it would constitute a departure from its current practice with respect to Pillar 3 Reports.
Item 7. Recent Sales of Unregistered Securities, page II-2
2.    We note your disclosure on page F-58 of significant events after the end of the reporting period, including the grant of 15,343,932 warrants in connection with a commercial agreement with a global partner. Please revise this section to include all recent sales of unregistered securities within the past three years, or advise.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised this section to include all recent sales of unregistered securities within the past three years, including the issuance of the OnePay warrants.

Exhibits
Exhibit 5.1 Opinion of Davis Polk & Wardwell London LLP as to the validity of the ordinary shares, page II-5
3.    Please have counsel revise the legal opinion in Exhibit 5.1 so that counsel opines that the shares will be fully paid, in addition to being validly issued and non-assessable. For guidance, please refer to Item 601(b)(5)(i) of Regulation S-K. See also Staff Legal Bulletin No. 19.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s counsel has revised its legal opinion included in Exhibit 5.1 accordingly.
4.    We note that counsel includes a statement in the Scope sub-section of their legality opinion that the “courts of England shall have exclusive jurisdiction to hear and determine any dispute or claim...in connection with this opinion.” Please remove the statement that by relying on your opinion a person irrevocably agrees and accepts that the courts of England have exclusive jurisdiction to hear and determine any dispute or claim to clarify that the limitation does not apply to claims brought under the Securities Act of 1933.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s counsel has revised its legal opinion included in Exhibit 5.1 accordingly.
5.    We note that counsel states that the “opinion is addressed to you in relation to the Registration Statement and may not be relied upon for any other purpose.” Revise to remove any implication that investors are not able to rely on the opinion in purchasing the shares registered and sold in this offering.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s counsel has revised its legal opinion included in Exhibit 5.1 accordingly.
General
6.    We note your press report released on March 17 that announced your entry into an exclusive agreement to provide buy now, pay later and other short and intermediate term financing for purchasers from Walmart through the OnePay app. To the extent you do not include the agreement as an exhibit in your next amendment, please provide us with your analysis as to how you determined that the agreement was not a material contract under Item 601(b)(10) of Regulation S-K.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has separately provided its response to this comment as well as the Staff’s additional comments through letters dated March 24, 2025 and April 1, 2025, respectively.

April 11, 2025 Letter
General
1.We note your response to comment 1 and your disclosure in the F-1 related to the warrants issued to a “global partner” in March 2025. In your next amendment, clarify the amount of warrants issued to OnePay in comparison to all the warrants issued to partners, including merchants that remain outstanding. Additionally, please clarify in your added summary disclosure the way in which your payment solutions will be provided on an exclusive basis.
Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 on pages 15 and 261 in response.

Management’s Discussion and Analysis of Financial Condition, page 111

2.We note the statement on page 52 indicating that the impact of the divestment of KCO in 2024 may result in growth figures for the year ending December 31, 2025 that are lower on a comparative basis. Please provide corresponding disclosure here pursuant to Item 303(a) of Regulation S-K, as it appears the KCO disposition was a material event that is reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.
Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 1 on pages 149-150 in response.

Key Business Metrics, page 119

3.We note that you define “active Klarna consumers” as consumers who have used one of your financing products or logged into your app during the past 12 months. We also note that you present revenue per active Klarna consumer. Please clarify the number of active Klarna consumers who are included in your total, but who did not engage in a financing transaction or other revenue generating activity during the period presented.
Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all of its active Klarna consumers engaged in a revenue generating activity during the period presented. This is because the Company delivers through the Klarna app various advertising solutions on behalf of its merchants, from which it generates advertising revenue. The amount of such revenue depends on a number of factors but is often based on the number of impressions generated, which, in turn, is calculated based on the number of consumers that logged into the Klarna app in the relevant period and therefore were exposed to the ads placed therein. As such, the Company’s advertising revenue in any period is correlated to the number of consumers logging into the Klarna app even if such consumers did not use the Company’s financing solutions in that period.

The Company further respectfully submits that together with the number of active Klarna consumers, it also uses Average Revenue per Active Consumer (“ARPAC”) as one of its key business metrics. ARPAC is calculated as the Company’s total revenue in a period divided by the number of active Klarna consumers for that period. ARPAC is a key indicator of consumer success because it quantifies the spending behavior and engagement of active Klarna consumers on the Company’s network over time and, as such, is indicative of the nature and scale of the revenue-generating activity of the Company’s customers. Because of that, the Company believes that by discussing extensively in various places of the Registration Statement both the number of active Klarna consumers and ARPAC, it provides a comprehensive and balanced picture of its ability to generate revenue from its consumers’ activity on the Company’s network. Accordingly, the Company does not believe that additional disclosure would be helpful to prospective investors in further understanding the Company’s results of operations, financial condition and future prospects.

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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP
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